Mail Stop 3561

August 14, 2008

Mr. David J. Anderson
Chief Financial Officer
101 Columbia Road
Morris Township, New Jersey 07962

> **Re:** **Honeywell International Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 15, 2008**
> **File No. 001-08974**

Dear Mr. Anderson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE (973) 455-6904
Ms. Talia Griep, Controller